DLA Piper LLP (US) 2525 East Camelback Road, Suite 1000 Phoenix, Arizona 85016-4232 www.dlapiper.com Steven D. Pidgeon Steven.Pidgeon@dlapiper.com T 480.606.5124 F 480.606.5524

February 13, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Gordon

Kevin Woody

Alex King

Jennifer Angelini

Re:	Roth CH Acquisition IV Co Registration Statement on Form S-4 Filed December 30, 2022 File No. 333-269095

Ladies and Gentlemen:9

On behalf of our client, Roth CH Acquisition IV Co. (“ROCG” or the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated January 27, 2023 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing its Amendment No. 1 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Form S-4 filed December 30, 2022

General

1.	We note your disclosure that the initial stockholders have entered into an agreement to sell common stock and private placement units to Tigo Energy, Inc. ("Tigo"). Please tell us how this agreement complies with Rule 14e-5. Additionally clarify whether shareholders are being asked to vote on this purchase and sale agreement.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that the purchaser under this agreement is Tigo, which is not a “covered person” under Rule 14e-5. We additionally respectfully advise the Staff that we have revised our disclosure on pages 15 and 245 of the Amended Registration Statement to reflect that the consummation of the transactions contemplated by the Sale and Purchase Agreement is conditioned upon the Closing, however we are not seeking stockholder approval of the Sale and Purchase Agreement independent from the Business Combination Proposal.

2.	We note that Craig-Hallum Capital Group ("Craig-Hallum") was an underwriter for your SPAC initial public offering, and your disclosure indicates Craig-Hallum has advised on the business combination transaction with the target company, for instance on pages 129 and 179. We also note your disclosure that appears to indicate Craig-Hallum intends to waive the deferred underwriting commissions that would otherwise be due to it upon the closing of the business transaction, as a result of the BCMA termination agreement.

Please tell us, with a view to disclosure, whether you have received notice from Craig-Hallam about it ceasing involvement in your transaction. We may have further comments in light of your response.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have updated the disclosure on pages 18 and 287 of the Amended Registration Statement to reflect the requested disclosure.

3.	We note disclosure indicating that you and/or Tigo may sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on pages xii-xv, 17, 19-21, 32, 65, 88-89 and 248 in response to the Staff’s comment.

4.	Please disclose whether and how your business, products, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine and the effectiveness of the Uyghur Forced Labor Prevention Act ("UFLPA"). For example, discuss whether you have or expect to:

•	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment;

•	experience labor shortages that impact your business;

•	experience cybersecurity attacks in your supply chain;

•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Company Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that while recent supply chain disruptions are a risk to Tigo’s business and the industry in which it operates, such risks have not materially impacted Tigo’s business or results of operations to date. Accordingly, among other disclosure, the Registration Statement contains risk factors regarding possible supply chain disruptions on pages 45, 49-51, 54-56 and 60, including discussion regarding potential impacts on Tigo’s supply chain from the Russian invasion of Ukraine, sanctions, higher commodity prices, product shortages, competition, surges or declines in customer demand, and the location of Tigo’s manufacturers.

The Company respectfully advises the Staff that Tigo’s management has determined that Tigo does not have any material direct or indirect exposure, including with respect to Tigo’s supply chain, due to the effectiveness of the Uyghur Forced Labor Prevention Act.

Cover Page:

5.	We note the definition of "merger consideration" as 60 million shares of the combined company. Please revise to clarify whether the merger consideration is subject to increase or decrease based on the additional capital raised as described elsewhere, such as pages 183 and 208.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have provided clarifying language beginning on the cover page of the proxy statement/prospectus included in the Amended Registration Statement.

Basis of Presentation and Glossary, page iv

6.	Please revise the definition of "initial stockholders" to identify all of your initial stockholders, and additionally clarify the extent to which the initial stockholders and the sponsors overlap or differ. Please also revise the definition of "public stockholders" on page v to exclude the sponsors and their affiliates, in order to avoid confusion.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have confirmed since the initial filing that the Sponsors and Initial Stockholders are the same group persons and entities. We have revised the disclosure throughout the Amended Registration Statement to refer to the group only as “Sponsors” and delete the term “Initial Stockholders” from the glossary. We additionally respectfully advise the Staff that we have revised the definition of “public stockholders” on page v of the Amended Registration Statement to exclude the Sponsors and their affiliates.

Cautionary Note Regarding Forward-Looking Statements, page vii

7.	We note your reliance upon the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 in connection with the disclosure of the plans, strategies and prospects, both business and financial, of you and Tigo. Please revise to include language acknowledging the legal uncertainty of the availability of the safe harbor in the context of a SPAC business combination.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have provided qualifying language beginning on page ix of the Amended Registration Statement.

Questions and Answers, page ix

8.	Please quantify the aggregate dollar amount and describe the nature of what the sponsors and their affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended (including the promissory note described on page 15), fees due (including as financial advisors), out-of-pocket expenses for which the sponsors and their affiliates are awaiting reimbursement, and the value of the shares to which Roth Capital Partners ("Roth") is entitled pursuant to the BCMA termination agreement. Provide similar disclosure for the company’s officers and directors, if material.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have updated the disclosure on pages xix, 9, 66, 220, 288 of the Amended Registration Statement to reflect the requested disclosure.

9.	Please revise your ownership table to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by or issuable to the initial stockholders, and convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on pages xii-xv, 19-21, 32 and 88-89 in response to the Staff’s comment.

10.	Please disclose the sponsors and their affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities, and including the maximum number of shares issuable under the BCMA termination agreement.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on pages xii-xv, 19-21, 32 and 88-89 in response to the Staff’s comment.

Summary, page 1

11.	We note that Roth and Craig-Hallum were entitled to a deferred fee equal to 4.5% of the gross proceeds of your SPAC IPO pursuant to the business combination marketing agreement

("BCMA").  Please revise your disclosure to quantify the amount of this deferred fee and the value of the shares that Roth agreed to receive under the BCMA termination agreement (using a range as appropriate).  Additionally describe the reasons why Craig-Hallum waived the deferred fee and Roth agreed to a reduced fee in the form of shares.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have updated the disclosure throughout the Amended Registration Statement, including on pages 18, 135, 144, 209, and 287-289 of the Amended Registration Statement to reflect the requested disclosure.

12.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have revised the risk factor summary to included the risks to public warrant. We respectfully advise the Staff that we have revised the definition of Private Placement Units to include a clarification that the underlying warrants are identical in terms pursuant to our Warrant Agreement.

13.	We note your reference to non-redemption agreements. Please describe any consideration provided in exchange for the agreement by shareholders to waive their redemption rights in connection with the business combination.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have updated our disclosure on pages xix, 9, 67, and 220 to reflect that the Sponsors received no consideration for their waiver of redemption rights. We have additionally revised our disclosure on page 121 to clarify that the non-redemption agreements relating to our Extension did not include an agreement not to redeem in connection with the Business Combination.

14.	Please revise the ownership diagrams on page 3 for consistency with the ownership tables within the questions and answers section. Include investors who acquire shares and/or convertible securities pursuant to additional financing in connection with the business combination, including Roth (making appropriate assumptions). Separately present percentages represented by convertible securities, either by footnote disclosure or a second set of diagrams, and identify all such securities (e.g., ROCG warrants held by public holders, ROCG warrants underlying private placement units, Tigo warrants or options (indicating whether any will remain outstanding following the business combination), any Tigo convertible securities issued or issuable pursuant to additional financing, etc.).

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have revised the disclosure to include this information on the diagrams on pages 3-4 of the Amended Registration Statement.

15.	Please revise to disclose the number and percentage of shareholders who redeemed their shares in connection with the vote to approve the extension.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have revised the disclosure to include this information on page 3 of the Amended Registration Statement.

Warrantholder Consent Agreement, page 13

16.	We note your disclosure that Tigo warrant holders have delivered consent to exercise their warrants for Tigo shares, which will be cancelled and converted into the right to receive a portion of the merger consideration. Please revise to clarify if all outstanding Tigo warrants are subject to consent, and describe how any un-exercised Tigo warrants will be treated. Quantify the amount of merger consideration such warrant holders will receive, and revise disclosure elsewhere as appropriate, for instance the tables setting forth uses of funds on page 17.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on pages 16, 32, 88-89 and 247 in response to the Staff’s comment.

Risk Factors, page 27

17.	We note that you rely on suppliers concentrated in southeast Asia. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on pages 54-55 in response to the Staff’s comment.

We are exposed to general economic conditions and the fluctuations of interest and inflation rates may have an adverse effect..., page 42

18.	We note your risk factor indicating that inflation could affect demand for your products. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on page 50 in response to the Staff’s comment.

We depend on sole-source and limited-source suppliers . . . . , page 46

19.	Please revise the statement, "We depend on sole-source and limited-source suppliers for key components of our products, such as our lithium-ion batteries," to clearly disclose whether you have a sole source of lithium-ion batteries. Further describe the material provisions of your supply arrangements for key components and assess related risks to the combined company and shareholders.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on pages 54-55 in response to the Staff’s comment.

The Proposed Charter will provide that the Court of Chancery . . .. . , page 65

20.	We note that disclosure here includes the clause, "(b) subject to the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, "which does not appear to be included in disclosure elsewhere (for instance on page 243) or within the combined company's charter; please reconcile. Please also add risk factor disclosure relating to the exclusive forum provision contained in the warrant agreement.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on pages 262-263 and 269 in response to the Staff’s comment.

This is in accordance with Article VIII, Section 2 of the Combined Company’s proposed charter. The Company has also included a risk factor on page 83 discussing the exclusive forum provision of the warrant agreement.

ROCG's Special Meeting of Stockholders, page 81

21.	We note disclosure on page 81 that the (i) sponsors and your independent directors have agreed to vote in favor of the business combination and (ii) sponsors and your officers and directors intend to vote in favor of each proposal; please revise to clarify whether these involve different shares and commitments, and conform the disclosure regarding quorum requirements on page 82. Additionally reconcile statements throughout the registration statement regarding which parties have agreed to vote, for non-exclusive example on pages 20 and 111 (noting that the sponsors and initial shareholders do not appear to be identical). Disclose the number and percentage of shares held by public shareholders that is required to establish a quorum and approve each proposal, clearly stating if none are required, and additionally include this information within the questions and answers section. Update and otherwise reconcile the disclosure on page 111 that indicates 35.5% of public shares are required, as this seems inconsistent with disclosure elsewhere indicating that a majority vote is required and 58.4% of the shares have agreed to vote in favor.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have revised the disclosures throughout the Amended Registration Statement to reflect that the Sponsors (without reference to others) agreed to vote in favor of the business combination and intend to vote in favor of each proposal. We have additionally revised our disclosures related to quorum and required votes to reflect that no holders of Public Shares are required to achieve quorum and no vote of Public Shares is required to approve any of the Proposals.

22.	Please revise your disclosure to reflect that discretionary authority may not be exercised to vote in favor of the adjournment proposal.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have revised the disclosure to clarify the lack of discretionary authority on page 119 of the Amended Registration Statement.

Purchases of ROCG Shares, page 86

23.	We note disclosure on page 61 regarding potential share purchases (including future purchase agreements) by the sponsors, Tigo, or their respective directors, officers, advisors or affiliates; disclosure on page 86 regarding such purchases by the sponsors, Tigo, the Tigo stockholders and/or their respective affiliates; and various references to forward purchase agreements, for instance on page 11. Please provide your analysis as on how such potential purchases and future/forward purchase agreements would comply with Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances. Revise your disclosure as appropriate for consistency.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have added language to our disclosure on pages 100 and 123 of the Amended Registration Statement to reflect the terms on which any such transaction would occur to confirm compliance with the conditions set forth in Tender Offer Compliance and Disclosure Interpretation 166.01. We additionally respectfully advise the Staff that ROCG is not currently contemplating entering into any forward purchase agreements or other arrangements to purchase shares of ROCG common stock and that the references to forward purchase agreements in the Registration Statement are to transactions that would constitute capital raise transactions under the merger agreement and not transactions currently contemplated by ROCG.

Our Business Combination Process, page 107

24.	Please update this and following sections to reflect the completion of your initial public offering, extension of the business combination deadline, and other current information in relation to your proposed business combination with Tigo. Please also define the term "Outside Date" on page 201.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have revised our disclosure within the section entitled “Information About ROCG” to reflect the proposed Business Combination with Tigo rather than the process for seeking potential targets and negotiating the hypothetical terms of an initial business combination with unidentified targets.

Information About Tigo, page 131

25.	We note the statement on page 135, "Our total addressable market is defined by our ability to compete on price and quality within the regions where we plan to do business," yet the $115 billion market opportunity that "Tigo has positioned itself to take advantage of" appears to represent global TAM. Please revise to specify the regions where Tigo expects to do business within the relevant timeframe and limit TAM to those regions. Additionally reconcile statements throughout regarding the continents and/or countries where Tigo has operations, for example on pages 33, 138, and 148.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on pages 41, 151-152, 156 and 166 in response to the Staff’s comment.

26.	We note references to both software-enabled products and services, for example on page 44. Please revise disclosure in this section to clearly describe Tigo's software, including whether it is embedded within products and/or sold on a stand-alone basis, with or without related services. Describe the state of software development and commercialization. Clarify whether customers separately contract for products, software, and/or services, and whether any revenues are recurring. We note statements on page 136 that "Our EI solution is currently offered for residential markets only" and on page 148 that "We currently offer our EI software to both residential and commercial customers in the U.S.;" please revise to reconcile or clarify.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on pages 153-154 and 166 in response to the Staff’s comment.

27.	Please revise your disclosure to describe the acquired business of Foresight Energy Ltd. and whether and how this affects Tigo's existing operations described in this section. Disclose additional information regarding the acquisition, including the purchase price and percentage of Tigo shares issued.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on page 166 in response to the Staff’s comment.

The Company acknowledges that under the existing framework of Rule 1-02(w) of Regulation S-X the financial information of the registrant, which may be a shell company, is used as the denominator for the significance analysis and not the financial information of the private operating company. Consistent with the Staff’s proposed rules on Special Purpose Acquisition Companies, Shell Companies, and Projections, the Company respectfully requests that Tigo’s financial information be used for purposes of determining significance under Rule 1-02 of Regulation S-X in order to be consistent with the approach intended by Rule 3-05 of Regulation S-X. Accordingly, the Company respectfully submits that Tigo considered the guidance in Rule 1-02(w), Rule 3-05 and Rules 11-01 and 11-02 of Regulation S-X with respect to the acquisition of Foresight Energy Ltd. (“Foresight”), and Tigo believes that the acquisition of Foresight will not be significant to Tigo when evaluated in accordance with Rule 11-01(b)(3)(i)(C) of Regulation S-X and Section 2025.2 of the Division of Corporation Finance Financial Reporting Manual (the “Reporting Manual”).

Generally, a registrant measures significance using its pre-acquisition consolidated financial statements as of the end of the most recently completed audited fiscal year required to be filed with the Commission. Tigo completed the acquisition of Foresight on January 25, 2023, at which point Tigo’s financial statements for the year ended December 31, 2021 were included in the Registration Statement, but Tigo’s financial statements for the year ended December 31, 2022 were not yet available. Using the December 31, 2021 financial statements, the Foresight acquisition would have been significant to Tigo at the 20% level under the asset test.

However, under Rule 11-01(b)(3)(i)(C) of Regulation S-X and Section 2025.2 of the Reporting Manual, if the acquisition is made after the registrant’s most recent fiscal year end and the registrant files its Form 10-K for the most recent fiscal year before the date financial statements of the acquired business would be required to be filed under Item 9.01 of Form 8-K, the registrant may evaluate significance using the registrant’s financial statements for most recent fiscal year reported in its Form 10-K. Under Item 9.01 of Form 8-K, a registrant must provide the financial statements required by such item no later than 71 days after the date that the initial report on Form 8-K must be filed. Tigo consummated the acquisition of Foresight on January 25, 2023, after Tigo’s most recent fiscal year end. As a result, if Tigo were a reporting company, Tigo’s Form 8-K reporting the closing of the Foresight acquisition would have been required to be filed on January 31, 2023, and the financial statements required under Item 9.01 of Form 8-K would have been due on April 12, 2023. Tigo’s financial statements for the year ended December 31, 2022 will be included in the next amendment to the Amended Registration Statement, which the Company and Tigo expect will be filed before April 12, 2023.

Based on the preliminary results for the year ended December 31, 2022 that are available to Tigo’s management, Tigo believes that after Tigo files its financial statements for the year ended December 31, 2022 in the next amendment to the Amended Registration Statement and reevaluates the significance of the Foresight acquisition under Rule 11-01(b)(3)(i)(C) of Regulation S-X and Section 2025.2 of the Reporting Manual, the Foresight acquisition will not be significant under the investment test, the asset test or the income test for purposes of Rule 1-02(w), Rule 3-05 and Rules 11-01 and 11-02 of Regulation S-X. Accordingly, the Company and Tigo respectfully submit that the closing of the Foresight acquisition was not a transaction that was “significant” to Tigo, omission of Foresight’s financial statements would not render Tigo’s financial statements substantially incomplete or misleading, and therefore no financial statements relating to such acquisition are required to be filed.

28.	Disclosure on page 141 refers to the introduction of larger PV modules with power levels over 600W, leading to market interest in higher power rating MLPE devices. Please revise to explain how this market trend relates to Tigo's products and services, indicating whether these are capable of operating at such high power levels. We further note disclosure on page 30 referring to potential in-country manufacturing requirements. Please revise your regulatory section to describe such requirements, indicating whether and how these are expected to affect Tigo's operations.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on page 159 in response to the Staff’s comment.

Tigo's Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 153

29.	We note your risk factor on page 45 related to the movements of the U.S. dollar against the Euro, the New Israeli Shekel, Yuan and other currencies in which you generate revenues, incur expenses and maintain cash balances, and its effect on your profitability. Please expand your discussion of each component of your results of operations for each period presented to disclose the impact that foreign currency translations had on your results of operations.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on page 171 in response to the Staff’s comment.

30.	You state on page 150 that you are experiencing an increase in overall operating and other costs as the result of higher inflation rates. Please expand your disclosure to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on page 169 in response to the Staff’s comment.

31.	Regarding your disclosure on page 150 that supply chain challenges and logistics constraints have caused delays in critical components and inventory, longer lead times, and have resulted in increased costs, please specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on page 169 in response to the Staff’s comment.

Management of the Combined Company Following the Business Combination, page 167

32.	We note that Zvi Alon is identified as the Chairman of the Board of the combined company, and five director nominees are listed, yet six consents of director nominees, including Zvi Alon, were filed as exhibits to the registration statement. Please address this apparent inconsistency.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on page 188 in response to the Staff’s comment.

Executive Compensation, page 174

33.	Please update your executive compensation information to reflect the fiscal year ended December 31, 2022.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on pages 195-198 in response to the Staff’s comment.

The Business Combination

Background of the Business Combination, page 179

34.	We note disclosure that appears to indicate that the SPAC IPO underwriters, Roth and Craig-Hallum, performed additional services after the IPO. Please revise your disclosure to clearly identify the role of each, including whether Roth and/or Craig-Hallum were appointed as financial advisor(s). Describe their respective services in connection with the business combination and additional financing, including the level of diligence performed. Describe and quantify the aggregate fees payable to each upon completion of the business combination, indicating any amount that is contingent thereupon.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have revised the disclosure in the section entitled “Background of the Business Combination” in the Amended Registration Statement to clarify these roles and the fact that the only amount payable for these services is the number of shares to be issued to Roth pursuant to the BCMA Termination Agreement.

35.	We note the statement on page 124, that "ROCG does not believe that the conflicts of interest with its officers and directors impacted its search for an acquisition target." Please revise the disclosure throughout this section to highlight all material interests in the transaction held by the sponsors and your officers and directors. Describe, without limitation, the potential conflicts associated with certain parties serving in multiple roles (e.g., as your management, as sponsors and/or their affiliates, and/or as advisors). Clarify how the board considered these conflicts in negotiating and recommending the business combination. Additionally add a separate risk factor addressing conflicts of interest and related material risks to the combined company and shareholders.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have revised the disclosure in the section entitled “Background of the Business Combination” and revised the risk factor “There are risks to our public stockholders who are not affiliates of the Sponsors of becoming stockholders of the Combined Company through the Business Combination rather than through an underwritten public offering, including no independent due diligence review by an underwriter” beginning on page 69 of the Amended Registration Statement accordingly.

36.	Please revise your disclosure to describe any discussions about the need to obtain additional financing for the combined company, such as the capital raise, and the negotiation/marketing process. Include, without limitation, disclosure regarding who selects potential investors; what relationships investors have to the SPAC, the sponsors, the target, their respective affiliates, and/or any placement agent; and how the terms of additional financing are determined.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have revised the disclosure beginning on page 206, and throughout the Amended Registration Statement, to address these items as related to the convertible note purchase agreement entered into by Tigo.

37.	Please revise to indicate whether the sponsors and management and affiliates have a track record with SPACs and, if so, provide balanced disclosure about this record and the outcomes of the prior transactions.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have revised the disclosure beginning on page 287 of the Amended Registration Statement to address these items.

The Comparable Companies Approach, page 186

38.	We note references to information presented by Craig-Hallum and Roth. Please include the disclosure required by Item 1015(b) of Regulation M-A, or tell us why you are not required to do so.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have revised the disclosure beginning on page 209 of the Amended Registration Statement to address these items.

Recommendation of the ROCG Board of Directors….., page 187

39.	The negative factors considered by your board of directors appear general in nature, as they apply to a business combination with any target (with the exception of the third bullet point on page 189). Please revise to describe the specific factors that your board considered in relation to the proposed business combination with Tigo. In addition, revise to describe whether the board took the consideration to be paid for Tigo into account in recommending the business combination, including any changes in consideration in connection with the capital raise, and, if not, why not.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have revised the disclosure beginning on pages 6 and 212 of the Amended Registration Statement to discuss the additional considerations.

Certain Projected Information, page 190

40.	We note that Tigo's Energy Intelligence solution is projected to account for approximately 28% of revenue in 2023, although it constituted a de minimis amount in the first nine months of 2022, despite being introduced in the North American market in the last quarter of 2021. Please revise your disclosure to describe why this assumption is reasonable, including the factors or contingencies that would affect such growth from ultimately materializing. Additionally revise to disclose that projected operating income represents a change from Tigo's historic trend of operating loss, and to specifically describe the material assumptions that make this change in trend appropriate.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on pages 217-218 in response to the Staff’s comment.

Interest's of ROCG's Sponsors, Directors and Officers in the Business Combination, page 193

41.	We note disclosure on page 248 that states, "Byron Roth, Gordon Roth and Aaron Gurewitz are affiliated with Roth, and John Lipman and Rick Hartfiel are affiliated with Craig-Hallum, in addition to being officers or directors (or both, in the case of Byron Roth and John Lipman), as applicable, of Tigo," and indicates such executives may benefit indirectly. Please revise your conflicts of interest disclosure to clarify the overlapping roles of management and more fully describe the nature of such indirect benefits, including description and quantification of "such fees" and "such amounts payable." Include appropriate risk factor disclosure.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have revised the disclosure beginning on page 287 to further clarify the overlapping interests, fees, and amounts payable to such individuals and organizations and have revised the risk factor “There are risks to our public stockholders who are not affiliates of the Sponsors of becoming stockholders of the Combined Company through the Business Combination rather than through an underwritten public offering, including no independent due diligence review by an underwriter” beginning on page 69 of the Amended Registration Statement accordingly.

Material U.S. Federal Income Tax Considerations, page 221

42.	We note that the Agreement and Plan of Merger indicates the parties intend that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Please revise the disclosure in this section to address Section 368(a) and any material consequences to shareholders, including revising the caption to refer to "Consequences" rather than "Considerations." Additionally file a tax opinion as an exhibit to the registration statement.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on pages 250-256 in response to the Staff’s comment.

Description of Capital Stock of the Combined Company, page 240

43.	You disclose on page 243 that the Combined Company, the Sponsors and certain equityholders of Tigo will enter into a registration rights agreement at the closing of the business combination. Please disclose if you anticipate whether there will be any maximum cash penalties under the registration rights agreement or additional penalties that may result from delays in registering your common stock. Refer to ASC 825-20-50-1.

Company Response: The Staff’s comments is noted. We respectfully advise the Staff that we have revised the disclosure on pages 247, 281, and 286 to explain that the registration rights set forth in the registration rights agreement are not subject to any form of monetary penalty from delays in registering the common stock.

Report of Independent Registered Public Accounting Firm, page F-37

44.	Please make arrangements with Tigo’s auditor to revise its report to indicate the city and state in which the report was issued, as required by Rule 2-02(a) of Regulation S-X.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on page F-39 in response to the Staff’s comment.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Steven Pidgeon at (480) 606-5124 or via email at Steven.Pidgeon@us.dlapiper.com.

Very truly yours,

/s/ Steven Pidgeon

Steven Pidgeon

cc:	Gordon Roth, Chief Financial Officer, Roth CH Acquisition IV Co. Colin J. Diamond, White & Case LLP Laura Katherine Mann, White & Case LLP